                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Helene Curtis Industries, Inc.
                                (Name of Issuer)

                     Common Stock and Class B Common Stock
                       (Title of Class of Securities)

                                  423236 10 8
                                 (CUSIP Number)


                                                          Copy to:

              Ronald J. Gidwitz                     Robert F. Wall, Esq.
         Helene Curtis Industries, Inc.               Winston & Strawn
           325 North Wells Street                   35 West Wacker Drive
           Chicago, Illinois 60610                 Chicago, Illinois 60601
               (312) 661-0222                          (312) 558-5600


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 13, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gidwitz Family Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            Illinois


NUMBER OF        7      SOLE VOTING POWER
                              -0-
SHARES
                 8      SHARED VOTING POWER
BENEFICIALLY                  2,084,197 Shares of Class B Common Stock

OWNED BY EACH    9      SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                10      SHARED DISPOSITIVE POWER
PERSON WITH                   2,084,197 Shares of Class B Common Stock


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,084,197 Shares of Class B Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           68.5% of outstanding Class B Common Stock;
           21.1% of outstanding Common Stock (as converted)

14    TYPE OF REPORTING PERSON*
           PN

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HCI Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            Illinois

NUMBER OF        7      SOLE VOTING POWER
                              -0-
SHARES
                 8      SHARED VOTING POWER
BENEFICIALLY                  569,909 Shares of Class B Common Stock

OWNED BY EACH    9      SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                10      SHARED DISPOSITIVE POWER
PERSON WITH                   569,909 Shares of Class B Common Stock


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           569,909 Shares of Class B Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.7% of outstanding Class B Common Stock;
           5.8% of outstanding Common Stock (as converted)

14    TYPE OF REPORTING PERSON*
           PN

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ronald J. Gidwitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            United States

NUMBER OF         7     SOLE VOTING POWER
                              120,000 Shares of Class B Common Stock
                              58,957 Shares of Common Stock
SHARES
                  8     SHARED VOTING POWER
BENEFICIALLY                 296,945 Shares of Class B Common Stock
                              25,400 Shares of Common Stock

OWNED BY EACH     9     SOLE DISPOSITIVE POWER
                              120,000 Shares of Class B Common Stock
                              58,957 Shares of Common Stock
REPORTING
                  10    SHARED DISPOSITIVE POWER
PERSON WITH                  296,945 Shares of Class B Common Stock
                              25,400 Shares of Common Stock

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           416,945 Shares of Class B Common Stock
            84,357 Shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.7% of outstanding Class B Common Stock;
             5.1% of outstanding Common Stock (as converted)

14    TYPE OF REPORTING PERSON*
            IN

ITEM  1.                 SECURITY AND ISSUER

                 This Schedule 13D relates to 2,774,106 shares, or approximately 91% of the Class B Common Stock, $.50 par value per share (the "Class B Common Stock" or the "Securities") of Helene Curtis Industries, Inc., 325 North Wells Street, Chicago, Illinois 60610. Helene Curtis Industries, Inc. is referred to herein as the "Company". Each share of Class B Common Stock is convertible into one share of Common Stock, $.50 par value per share (the "Common Stock") of the Company. The shares of Class B Common Stock to which this Schedule 13D relates represent approximately 28% of the Company's Common Stock on a fully-converted basis and approximately 74% of the total voting power of the voting stock of the Company. The Securities are subject to a Stockholder Agreement dated as of February 13, 1996 among Conopco, Inc., Conopco Acquisition Company, Inc., Ronald J. Gidwitz, Gidwitz Family Partnership and HCI Partnership.

ITEM 2.                  IDENTITY AND BACKGROUND

        This Schedule 13D is filed by Gidwitz Family Partnership, HCI Partnership and Ronald J. Gidwitz (together, the "Parties" and each individually, a "Party"). Part I of this Item sets forth the identity and background of the Parties to this Schedule 13D. Part II of this Item sets forth the identity and background of the managing general partners of the Gidwitz Family Partnership and the HCI Partnership who are not Parties to this
Schedule 13D. Part III of this Item sets forth the identity and background of the general partners of the Gidwitz Family Partnership and the HCI Partnership who are neither managing general partners of such partnerships nor Parties to this Schedule 13D. Schedules A through D hereto identify the collective holdings of members of the Gidwitz family in the Common Stock and Class B Common Stock of the Company.

         PART I

                 For each Party, the (i) address, (ii) present principal occupation or employment, name, principal business and address of the organization in which such employment is conducted and (iii) citizenship is as follows:

         a.      Gidwitz Family Partnership
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Investment Partnership
                 iii.     Illinois general partnership

         b.      HCI Partnership
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Investment Partnership
                 iii.     Illinois general partnership

         c.      Ronald J. Gidwitz
                 i.       Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      President, Chief Executive Officer and
                          Director - Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610

                          Director - Continental Materials Corporation
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606

                          Director - American National Can Company
                          One First National Plaza
                          Suite 2530
                          Chicago, Illinois 60603

                          Chairman of the Board of Trustees -
                          City Colleges of Chicago
                          226 West Jackson
                          Chicago, Illinois 60606-6998
                 iii.     United States Citizen

During the last five years, none of the Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

        PART II

                The following information is provided pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 in respect of managing general partners of the Gidwitz Family Partnership and the HCI Partnership who are not Parties to this Schedule 13D.

                For each person, the (i) address, (ii) present principal occupation or employment, name, principal business and address of the organization in which such employment is conducted and (iii) citizenship is as follows:

         a.      Gerald S. Gidwitz
                 i.       Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Chairman of the Board of Directors
                          Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 iii.     United States Citizen

         b.      James G. Gidwitz
                 i.       Continental Materials Corporation
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 ii.      Chairman of the Board,
                          Chief Executive Officer and Director
                          Continental Materials Corporation
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 iii.     United States Citizen

         c.      Ralph W. Gidwitz
                 i.       RKG Corporation
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 ii. President, Chief Executive Officer and Director RKG Corporation
                          225 West Wacker Drive - Suite 1800
                          Chicago, Illinois 60606

                          Director - Continental Materials Corporation
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 iii.     United States Citizen

         d.      Dr. Betsy R. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii. Director - Helene Curtis Industries, Inc. 325 North Wells Street
                          Chicago, Illinois 60610
                 iii.     United States Citizen

During the last five years, none of the persons in Part II hereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

         PART III

                 The following information is provided pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 in respect of general partners of the Gidwitz Family Partnership and the HCI Partnership who are neither managing general partners of such partnerships nor Parties to this Schedule 13D.
See also Schedules A through D attached hereto.

                 For each person or entity the (i) address, (ii) present principal occupation or employment, name, principal business and address of the organization in which such employment is conducted and (iii) citizenship is as follows:

         aa.     Peter E. Gidwitz
                 i.       c/o Burnham Development Company
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 ii.      Director, Burnham Development Company
                 iii.     United States Citizen
         bb.     Nancy Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii. Public Relations Executive, Lesnik Public Relations 455 North City Front Plaza
                          15th Floor
                          Chicago, Illinois 60611
                 iii.     United States Citizen

         cc.     Thomas R. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Writer
                 iii.     United States Citizen

         dd.     Linda B. Karamitis
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     United States Citizen

         ee.     Teri L. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Marketing Director for Radio Station
                          Windy City Broadcasting, Inc.
                          4949 West Belmont Avenue
                          Chicago, Illinois 60641
                 iii.     United States Citizen

         ff.     Jane B. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Homemaker
                 iii.     United States Citizen

         gg.     Alan K. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Entrepreneur
                 iii.     United States Citizen
         hh.     Mary Kathryn Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Homemaker
                 iii.     United States Citizen

         ii.     Pamela C. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Homemaker
                 iii.     United States Citizen

         jj.     AKG Collateral Trust U/A Dated 6/28/88
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         kk.     AKG Family Trust U/A Dated 6/28/88
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         ll.     JLG Irrevocable Trust U/A Dated 9/28/93
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         mm.     Thomas R. Gidwitz Irrevocable Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois
         nn.     Betsy R. Gidwitz Irrevocable Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         oo.     GG Irrevocable Trust U/A Dated 3/12/93
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         pp.     Jane B. Gidwitz Revocable Trust U/A Dated 12/15/78
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         qq.     ARB Associates
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois general partnership

                 General Partners of ARB Associates

                 Alan K. Gidwitz   - See item gg above

                 Ralph W. Gidwitz  - See item c in Part II above

                 Betsy R. Gidwitz Irrevocable Trust U/A Dated 9/15/90 - See item nn above

         rr.     Melvin Pollack
                 i.       c/o L.O.M. Holdings, Inc.
                          225 West Wacker Drive
                          Suite 1800
                          Chicago, Illinois 60606
                 ii.      President, L.O.M. Holdings, Inc.
                 iii.     United States Citizen

         ss.     Estate of Joseph L. Gidwitz
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Not Applicable
         tt.     Credesco, Inc.,  an Illinois corporation
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Principal business: Personal Holding Company
                 iii.     Executive Officers and Directors of Credesco, Inc.

                          (1)      Executive Officers:
                                   Gerald S. Gidwitz, President - See item a in Part II above
                                   Melvin Pollack, Treasurer - See item rr
                                   above


                          (2)      Directors:
                                   Gerald S. Gidwitz - See item a in Part
                                   II above
                                   Dr. Betsy R. Gidwitz - See item d in Part II above
                                   Melvin Pollack - See item rr above

         uu.     Bellevue Trusts V-VIII
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         vv.     RWG Collateral Trust U/A Dated 2/10/92
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         ww.     Alexander J.P. Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         xx.     Scott K. Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         yy.     Jamee Bennett Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois
         zz.     Brant Kemper Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         aaa.    Clare Davis Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         bbb.    Lydia Steele Gidwitz Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         ccc.    JBG Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         ddd.    MWG Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         eee.    LKG Trust U/A Dated 9/15/90
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         fff.    Ronald J. Gidwitz Family Trust
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois
         ggg.    Ronald J. Gidwitz Retained Annuity Trust
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         hhh.    James G. Gidwitz Family Trust
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         iii.    Peter E. Gidwitz Children's Trust
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

         jjj.    Peter E. Gidwitz Retained Annuity Trust
                 i.       c/o Helene Curtis Industries, Inc.
                          325 North Wells Street
                          Chicago, Illinois 60610
                 ii.      Not Applicable
                 iii.     Illinois

During the last five years, none of the persons or entities in Part III hereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

ITEM 3                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 N/A


ITEM 4.                 PURPOSE OF TRANSACTION.

                 (a) The purpose of the transactions reported under this
Schedule 13D is to enable Conopco Inc. ("Parent") to acquire control of, and the entire equity interest in, the Company.

                 On February 13, 1996, each of Ronald J. Gidwitz, the HCI Partnership and the Gidwitz Family Partnership (the "Stockholders") entered into a Stockholder Agreement (the "Stockholder Agreement") with Parent and Conopco Acquisition Company, Inc. ("Purchaser") with respect to an aggregate of 2,774,106 shares of Class B Common Stock of the Company owned of record by the Sellers. The Stockholder Agreement was entered into in connection with the Agreement and

Plan of Merger dated as of February 13, 1996 (the "Merger Agreement") among Parent, Purchaser and the Company.

                 Under the Merger Agreement, Purchaser has agreed to commence a tender offer (the "Offer") to purchase all outstanding shares of the Common Stock of the Company at a price of $70.00 per share. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the "Merger"). Upon consummation of the Merger, each share of the Common Stock and Class B Common Stock of the Company (other than certain shares described in the Merger Agreement) will be converted into the right to receive $70.00 per share in cash without interest. Consummation of the Merger is conditioned upon the approval of the shareholders of the Company, among other things.

                 The following is a summary of the material terms of the Stockholder Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which is attached as an exhibit hereto.

                 Grant of Options. Pursuant to the terms and conditions of the Stockholder Agreement, each Stockholder granted to Purchaser an irrevocable option (collectively, the "Option") to purchase, in whole but not in part, all of the Class B Common Stock owned of record by the Stockholders at a price per share of $70.00 in cash (the "Option Purchase Price").

                 Exercisability. The Option may be exercised at any time on or prior to February 13, 1997 (the "Option Expiration Date") in the event that (i) a Specified Event (as defined in the Stockholder Agreement) shall have occurred on or prior to the Option Expiration Date and (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the exercise of the Option shall have expired or been terminated. Under the Stockholder Agreement, Purchaser has agreed to exercise the Option in the event that Purchaser accepts for payment, and pays for, any share of Common Stock pursuant to the Offer.

                 Certain Exercise Transactions. Each Stockholder has agreed that in the event that a Specified Event shall have occurred and during the period from February 13, 1997 to and including February 13, 1998, such Stockholder sells, transfers, assigns or otherwise disposes of (including by conversion or exchange in a merger, exchange offer or the like) any of the Option Shares for value in a bona fide arm's length transaction, such Stockholder shall pay to Parent an amount in cash equal to one-half of the excess, if any, of the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by such Stockholder as a result of such disposition less the Option Purchase Price, multiplied by the number of such Option Shares; provided, that no such payment is required to be made in the event the Company shall have terminated the Merger Agreement in certain circumstances or Parent or Purchaser shall be in material breach of the Stockholder Agreement.

                 Parent and Purchaser have agreed that in the event that Purchaser shall have exercised the Option and, on or prior to February 13, 1998, Purchaser shall sell, transfer, assign or otherwise dispose of (including by conversion or exchange in a merger, exchange offer or the like) any Option Shares for value in a bona fide arm's length transaction, Purchaser shall pay to the subject Stockholders an amount in cash equal to one-half of the excess, if any, of the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by Purchaser as a result of such disposition less the Option Purchase Price, multiplied by the number of such Option Shares; provided, that no such payment shall be required to be made to any Stockholder in the event such Stockholder shall be in material breach of the Stockholder Agreement.

                 Representations and Warranties. The Stockholders have made certain customary representations and warranties as to requisite power and authority, enforceability, absence of conflicts, title to the Option Shares and absence of liens. Parent and Purchaser have made certain customary representations and warranties as to requisite power and authority, enforceability, compliance with laws and availability of funds.

                 Covenants of Stockholders. In the Stockholder Agreement, each Stockholder has agreed that, until the Option has expired (a) such Stockholder shall vote its Class B Common Stock in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; provided that the terms of the Merger Agreement shall not have been amended to adversely affect such Stockholder; (b) such Stockholder shall vote its Class B Common Stock against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; and (c) such Stockholder shall not (i) other than by operation of law, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Class B Common Stock to any person other than to Purchaser or Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal or (iii) convert such Class B Common Stock into Common Stock except as required to effect the exercise of the Option.

                 In the Stockholder Agreement, each Stockholder has further agreed that, until the Merger is consummated or the Merger Agreement is terminated, such Stockholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of such Stockholder to,
(i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

                 Termination. The Stockholder Agreement terminates upon the earlier of February 13, 1998 and the disposition by each Stockholder of all the Option Shares in one or more bona fide arm's length transactions for value.

                 Expenses. Each party to the Stockholder Agreement has agreed to bear its own expenses in connection with the Stockholder Agreement.

                (b) The Parties hereto understand that the Gidwitz family members and entities which they control who are not parties to the Stockholder Agreement presently intend to convert their shares of Class B Common Stock into Common Stock immediately prior to the expiration of the Offer and to tender such Common Stock in the Offer; however there is no agreement or arrangement among such persons with respect thereto.

                 Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present Board of Directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter or bylaws or other actions that might impede the acquisition of control of the Company by any other person; causing securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Company to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

        (a) None of the Parties to this Schedule 13D has effected transactions in the Securities during the past 60 days except to the extent that the following transactions in respect of partnership interests in the HCI Partnership and the Gidwitz Family Partnership may be deemed to constitute transactions in the Securities:

                 Ronald J. Gidwitz Family


                 On January 12, 1996, Ronald J. Gidwitz made the following gifts for estate planning purposes:

                 1. Ronald J. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 25,304 shares of Class B Common Stock to his wife, Pamela C. Gidwitz.

                 2. Ronald J. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 816 shares of Class B Common Stock to the Ronald J. Gidwitz Family Trust, beneficiaries being Ronald J. and Pamela C. Gidwitz's two children.

                 3. Ronald J. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 65,000 shares of Class B Common Stock to the Ronald J. Gidwitz Retained Annuity Trust.

                 On January 12, 1996, Pamela C. Gidwitz made the following gifts for estate planning purposes:

                 1. Pamela C. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 24,488 shares of Class B Common Stock to the Ronald J. Gidwitz Family Trust, beneficiaries being Ronald J. and Pamela C. Gidwitz's two children.

                 2. Pamela C. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 816 shares of Class B Common Stock to the Ronald J. Gidwitz Family Trust, beneficiaries being Ronald J. and Pamela C. Gidwitz's two children.

                 On January 19, 1996, Ronald J. Gidwitz made the following gift for estate planning purposes:

                 1. Ronald J. Gidwitz transferred partnership interests in the HCI Partnership representing 10 shares of Class B Common Stock to Betsy R. Gidwitz.

         (b) None of the managing general partners of the Gidwitz Family Partnership and the HCI Partnership who are not Parties to this Schedule 13D has effected transactions in the Securities during the past 60 days except to the extent that the following transactions in respect of partnership interests in the HCI Partnership and the Gidwitz Family Partnership may be deemed to constitute transactions in the Securities:

         James G. Gidwitz Family

                 On January 12, 1996, James G. Gidwitz made the following gifts for estate planning purposes:

                 1. James G. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 26,120 shares of Class B Common Stock to his wife, Mary Kathryn Gidwitz.

                 2. James G. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 1,632 shares of Class B Common Stock to the James G. Gidwitz Family Trust, beneficiaries being James G. and Mary Kathryn Gidwitz's four children.


                 On January 12, 1996, Mary Kathryn Gidwitz made the following gifts for estate planning purposes:

                 1. Mary Kathryn Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 24,488 shares of Class B Common Stock to the James G. Gidwitz Family Trust, beneficiaries being James G. and Mary Kathryn Gidwitz's four children.


                 2. Mary Kathryn Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 1,632 shares of Class B Common Stock to the James G. Gidwitz Family Trust, beneficiaries being James G. and Mary Kathryn Gidwitz's four children.

         (c) None of the non-managing partners of the HCI Partnership or the Gidwitz Family Partnership has effected transactions in the Securities during the past 60 days except to the extent that the following transactions in respect of partnership interests in may be deemed to constitute transactions in the Securities:

         Peter E. Gidwitz Family

                 On January 12, 1996, Peter E. Gidwitz made the following gifts for estate planning purposes:

                 1. Peter E. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 1,224 shares of Class B Common Stock to the Peter E. Gidwitz Children's Trust, beneficiaries being Peter
                          E. Gidwitz's children.


                 2. Peter E. Gidwitz transferred partnership interests in the Gidwitz Family Partnership representing 65,000 shares of Class B Common Stock to the Peter E. Gidwitz Retained Annuity Trust.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Jane B. Gidwitz is the wife of Gerald S. Gidwitz. Peter E. Gidwitz, Thomas R. Gidwitz, Ronald J. Gidwitz, Nancy Gidwitz and James G. Gidwitz are the children of Jane B. and Gerald S. Gidwitz. Pamela C. Gidwitz is the wife of Ronald J. Gidwitz. Mary Kathryn Gidwitz is the wife of James G. Gidwitz. Jamee, Brant, Clare and Lydia Gidwitz are the children of James G. and Mary Kathryn Gidwitz. Alexander J.P. Gidwitz and Scott K. Gidwitz are the children of Ronald J. and Pamela C. Gidwitz. Jay Benjamin Gidwitz, Lauren Kingsley Gidwitz, and Marjorie Wilson Gidwitz are the children of Peter E. Gidwitz.

                 Alan K. Gidwitz, Ralph W. Gidwitz and Dr. Betsy R. Gidwitz are the children of Joseph L. and Emily K. Gidwitz, both of whom are deceased. Joseph L. Gidwitz was the brother of Gerald S. Gidwitz. Teri L. Gidwitz and Linda B. Gidwitz Karamitis are the children of Ralph W. Gidwitz.

                 Steven Gidwitz, Julie Gidwitz and Jill Zisook are the children of Alan K. Gidwitz.

                 There are no contracts, arrangements or understandings, written or otherwise, among the persons and entities identified in Item 2 above with respect to the securities of the Company, except for the Stockholder Agreement, the Gidwitz Family Partnership Agreement dated as of April 1, 1991, as amended, and the HCI Partnership Agreement dated as of June 24, 1986 and restated as of April 1, 1991, as amended. The Gidwitz Family Partnership Agreement and the HCI Partnership Agreement provide that the managing partners of the respective Partnerships shall make all decisions regarding the management and control of the business and affairs of the respective Partnerships and the investment of the property of such Partnerships, including, principally the Class B Common Stock.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

                 1. Joint Filing Agreement among Gidwitz Family Partnership, HCI Partnership and Ronald J. Gidwitz.

                 2. Stockholder Agreement dated as of February 13, 1996 among Conopco, Inc., Conopco Acquisition Company, Inc., Ronald J. Gidwitz, Gidwitz Family Partnership and HCI Partnership.

                 3. Agreement and Plan of Merger dated as of February 13, 1996, among Conopco, Inc., Conopco Acquisition Company, Inc. and Helene Curtis Industries, Inc.

                 4. Gidwitz Family Partnership Agreement dated as of April 1, 1991.

                 5. Amendment to Gidwitz Family Partnership Agreement dated as of January 11, 1996.

                 6. HCI Partnership Agreement dated June 24, 1986 and restated as of April 1, 1991.

                 7. Amendment to HCI Partnership Agreement dated as of January 11, 1996.

                                  SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 Dated: February 20, 1996


                                        GIDWITZ FAMILY PARTNERSHIP



                                        By:  /s/ Gerald S. Gidwitz
                                           ---------------------------------
                                           Name: Gerald S. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ronald J. Gidwitz
                                           ---------------------------------
                                           Name: Ronald J. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ James G. Gidwitz
                                           ---------------------------------
                                           Name: James G. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ralph W. Gidwitz
                                           ---------------------------------
                                           Name: Ralph W. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Dr. Betsy R. Gidwitz
                                           ---------------------------------
                                           Name: Dr. Betsy R. Gidwitz
                                           Title: Managing General Partner



                                        HCI PARTNERSHIP



                                        By:  /s/ Gerald S. Gidwitz
                                           ---------------------------------
                                           Name: Gerald S. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ronald J. Gidwitz
                                           ---------------------------------
                                           Name: Ronald J. Gidwitz
                                           Title: Managing General Partner

                                        By:  /s/ James G. Gidwitz
                                           ---------------------------------
                                           Name: James G. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ralph W. Gidwitz
                                           ---------------------------------
                                           Name: Ralph W. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Dr. Betsy R. Gidwitz
                                           ---------------------------------
                                           Name: Dr. Betsy R. Gidwitz
                                           Title: Managing General Partner



                                        /s/ Ronald J. Gidwitz
                                        ------------------------------------
                                        Ronald J. Gidwitz

                                                                      SCHEDULE A

                  BENEFICIAL OWNERSHIP OF CLASS B COMMON STOCK
                     BY GIDWITZ FAMILY MEMBERS AND ENTITIES


         In the following table, each reference to the percentage of Class B Shares beneficially owned by a Gidwitz family member or entity is calculated using (i) the Class B Shares outstanding on February 5, 1996 and (ii) the number of Class B Shares beneficially owned by such person or entity for purposes of this Schedule as of February 5, 1996. The footnotes to the following table describe, among other things, the extent to which each person or entity disclaims beneficial ownership of the Class B Shares set forth opposite the name of such person or entity in such table. Each Class B share may be converted into one share of Common Stock.




                              Aggregate
                              Number of                        Percentage
                              Class B                          of
                              Shares                           Outstanding
                              Beneficially                     Class B
 Person or Entity (1)         Owned                            Shares
 ------------------------------------------------------------------------------
 Gidwitz Family               2,084,197                          68.4%
 Partnership (2)
 HCI Partnership (3)            569,909                          18.7%
 Gerald S. Gidwitz (4)           38,132                           1.3%
 Ronald J. Gidwitz (5)          416,945                          13.7%
 James G. Gidwitz (6)           274,117                           9.0%
 Ralph W. Gidwitz (7)            41,784                           1.4%
 Betsy R. Gidwitz (8)            37,942                           1.3%

 A-6701 Trust (9)                35,121                           1.2%
 A-6702 Trust (9)                34,962                           1.2%
 A-6703 Trust (9)                36,112                           1.2%
 Bellevue I Trust (10)            5,332                              *
 Bellevue II Trust (10)           5,332                              *
 Bellevue III Trust (10)             10                              *
 ------------------------------------------------------------------------------





                              Aggregate
                              Number of                      Percentage
                              Class B                        of
                              Shares                         Outstanding
                              Beneficially                   Class B
 Person or Entity (1)         Owned                          Shares
 -------------------------------------------------------------------------
 J-1 Trust (for benefit of    1,767                              *
 Betsy R. Gidwitz) (11)
 J-1 Trust (for benefit of    1,767                              *
 Descendants of Betsy R.
 Gidwitz) (11)
 J-2 Trust (for benefit of    1,767                              *
 Betsy R.  Gidwitz) (11)
 J-2 Trust (for benefit of    1,767                              *
 Descendants of Betsy R.
 Gidwitz) (11)
 J-3 Trust (for benefit of    1,767                              *
 Alan K. Gidwitz) (11)

 J-3 Trust (for benefit of    1,767                              *
 Children of Alan K.
 Gidwitz) (11)
 J-4 Trust (for benefit of    1,767                              *
 Alan K. Gidwitz) (11)
 J-4 Trust (for benefit of    1,767                              *
 Children of Alan K.
 Gidwitz) (11)
 J-5 Trust (for benefit of    1,766                              *
 Ralph W. Gidwitz) (11)

 J-5 Trust (for benefit of    1,766                              *
 Children of Ralph W.
 Gidwitz) (11)
 J-6 Trust (for benefit of    1,766                              *
 Ralph W. Gidwitz) (11)
 ------------------------------------------------------------------------



                             Aggregate
                             Number of                       Percentage
                             Class B                         of
                             Shares                          Outstanding
                             Beneficially                    Class B
                             Owned                           Shares
-------------------------------------------------------------------------
 J-6 Trust (for benefit of      1,766                           *
 Children of Ralph W.
 Gidwitz) (11)
 Jay Benjamin Gidwitz           5,332                           *
 Trust 1982 (12)
 Trust under will of Emily     13,408                           *
 K. Gidwitz (for benefit
 of Ralph W. Gidwitz) (13)
 Trust under will of Emily      5,458                           *
 K. Gidwitz (for benefit
 of Children of Ralph W.
 Gidwitz) (13)
 Trust under will of Emily     13,408                           *
 K. Gidwitz (for benefit
 of Betsy R. Gidwitz) (13)
 Trust under will of Emily      5,458                           *
 K. Gidwitz (for benefit
 of Descendants of Betsy
 R. Gidwitz) (13)
 Steven Gidwitz                18,688                           *
 Julie Gidwitz                 18,888                           *
 Jill Zisook                   18,888                           *
 ---------------------------------------------------------------------------

* Less Than 1.0%

FOOTNOTES

(1) The numbers and percentages of Class B Shares shown in the table as beneficially owned by a person or entity reflect multiple counting of Class B Shares to the extent that beneficial ownership thereof is attributable to more than one person or entity in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2) The managing general partners of the Gidwitz Family Partnership are Gerald S. Gidwitz, Ronald J. Gidwitz, James G. Gidwitz, Ralph W. Gidwitz and Dr. Betsy R. Gidwitz. Pursuant to the terms and conditions of the Gidwitz Family Partnership, the managing general partners share voting and investment powers over the Class B Shares held by the Gidwitz Family Partnership. However, such managing general partners disclaim beneficial interest in such shares except to the extent of their pecuniary interest therein. For a listing of ownership interests in the Gidwitz Family Partnership, see Schedule C.

     The general partners of the Gidwitz Family Partnership are Nancy
Gidwitz, Peter E. Gidwitz, Thomas R. Gidwitz, Linda B. Karamitis, Teri L. Gidwitz, Estate of Joseph L. Gidwitz, Mary Kathryn Gidwitz, Pamela C. Gidwitz, JLG Irrevocable Trust, Thomas R. Gidwitz Irrevocable Trust, Betsy R. Gidwitz Irrevocable Trust, GG Irrevocable Trust, Jane B. Gidwitz Revocable Trust, Alexander J.P. Gidwitz Trust, Scott K. Gidwitz Trust, Jamee Bennett Gidwitz Trust, Brant Kemper Gidwitz Trust, Clare Davis Gidwitz Trust, Lydia Steele Gidwitz Trust, JBG Trust, MWG Trust, LKG Trust, Credesco, Inc, Ronald J. Gidwitz Family Trust, Ronald J. Gidwitz Retained Annuity Trust, James G. Gidwitz Family Trust, Peter E. Gidwitz Children's Trust and Peter E. Gidwitz Retained Annuity Trust. Pursuant to the terms and conditions of the Gidwitz Family Partnership, the general partners do not share voting or investment powers over the Class B Common Stock held by the Gidwitz Family Partnership. In addition, the general partners disclaim beneficial ownership of the Class B Shares held by the Gidwitz Family Partnership.

(3) The managing general partners of the HCI Partnership are Gerald S. Gidwitz, Ronald J. Gidwitz, James G. Gidwitz, Ralph W. Gidwitz and Dr. Betsy
R. Gidwitz. Pursuant to the terms and conditions of the HCI Partnership, the managing general partners share voting and investment powers over the Class B Shares held by the HCI Partnership. However, such managing general partners disclaim beneficial interest in such shares except to the extent of their pecuniary interest therein.

For a listing of ownership interests in the HCI Partnership, see Schedule D.

     The general partners of the HCI Partnership are Nancy Gidwitz, Peter E. Gidwitz, Thomas R. Gidwitz, Thomas R. Gidwitz Irrevocable Trust, Betsy R. Gidwitz Irrevocable Trust, AKG Collateral Trust, AKG Family Trust, Estate of Joseph L. Gidwitz, ARB Associates, RWG Collateral Trust, Bellevue V-VIII
Trusts, Jamee Bennett Gidwitz Trust, Brant Kemper Gidwitz Trust, Clare Davis Gidwitz Trust and Lydia Steele Gidwitz Trust. Pursuant to the terms and conditions of the HCI Partnership, the general partners do not share voting or investment powers over the Class B Common Stock held by the HCI Partnership. In addition, the general partners disclaim beneficial ownership of the Class B Shares held by the HCI Partnership.

(4) The number and percentage of Class B Shares shown in the table as beneficially owned by Gerald S. Gidwitz include (a) 200 Class B
Shares held by the Gidwitz Family Partnership, (b) 200 Class B Shares held by the HCI Partnership and (c) the 37,732 Class B Shares held by trusts established under the will of Emily K. Gidwitz.

(5) The number and percentage of Class B Shares shown in the table as beneficially owned by Ronald J. Gidwitz include (a) the 120,000 Class B Shares held directly by Ronald J. Gidwitz, (b) 221,921 Class B Shares held by the Gidwitz Family Partnership, (c) 69,692 Class B Shares held by the HCI Partnership and (d) the 5,332 Class B Shares held by the Jay Benjamin Gidwitz Trust 1982.

(6) The number and percentage of Class B Shares shown in the table as beneficially owned by James G. Gidwitz include (a) 260,132 Class B Shares held by the Gidwitz Family Partnership and (b) 13,985 Class B Shares held by the HCI Partnership.

(7) The number and percentage of Class B Shares shown in the table as beneficially owned by Ralph W. Gidwitz include (a) 3,852 Class B Shares held by the Gidwitz Family Partnership, (b) 200 Class B Shares held by the HCI Partnership and (c) the 37,732 Class B Shares held by trusts established under the will of Emily K. Gidwitz.

(8) The number and percentage of Class B Shares shown in the table as beneficially owned by Dr. Betsy R. Gidwitz include (a) 200 Class B Shares held by the Gidwitz Family Partnership, (b) 10 Class B Shares held by the HCI Partnership and (c) the 37,732 Class B Shares held by trusts established under the will of Emily K. Gidwitz.

(9) The Trusts A-6701, A-6702 and A-6703 were established for the benefit of the children of Alan K. Gidwitz. These trusts collectively hold 106,195 Class B Shares.

     The co-trustees of these trusts are Si Richard Wynn and Melvin Pollack.

(10) The Bellevue I, II and III Trusts were established for the benefit of certain children of James G. Gidwitz. These trusts collectively hold 10,674 Class B Shares.

     The trustees of these trusts are Ronald J. Gidwitz, Nancy Gidwitz, Peter
E. Gidwitz and Thomas R. Gidwitz. Theses trustees share voting and investment powers over the Class B Common Stock owned of record by these trusts.

(11) The J-1, J-2, J-3, J-4, J-5 and J-6 Trusts were established for the benefit of the children and grandchildren of Joseph L. Gidwitz. These trusts collectively hold 21,200 Class B Shares.

     The trustees of these trusts are Thomas R. Gidwitz and Si Richard Wynn. These trustees share voting and investment powers over the Class B Common Stock owned of record by these trusts.

(12) The Jay Benjamin Gidwitz Trust 1982 was established for the benefit of the son of Peter E. Gidwitz. This trust holds 5,332 Class B Shares.

     The trustees of this trust are Ronald J. Gidwitz, Nancy Gidwitz, Peter E. Gidwitz and Thomas R. Gidwitz. These trustees share voting and investment power over the Class B Common Stock held of record by the trust.

(13) The trusts established under the will of Emily K. Gidwitz were established for the benefit of her children and grandchildren. These trusts collectively hold 37,732 Class B Shares.

     The trustees of these trusts are Gerald S. Gidwitz, Alan K. Gidwitz, Dr. Betsy R. Gidwitz and Ralph W. Gidwitz. These trustees share the voting and investment power over the Class B Common Stock held by these trusts.

                                                                      SCHEDULE B

                      BENEFICIAL OWNERSHIP OF COMMON STOCK


     In the following table, each reference to the percentage of Common Stock beneficially owned by a person or entity is calculated using (i) the Common Stock outstanding on February 5, 1996 and (ii) the Common Stock beneficially owned by such person or entity for purposes of this Schedule as of February 5, 1996. The footnotes to the following table describe, among other things, the extent to which each person or entity disclaims beneficial ownership of the Common Stock set forth opposite the name of such person or entity in such table. The following table does not include the shares of Class B Common Stock set forth on Schedule A hereto.




                              Aggregate
                              Number of                      Percentage
                              Common Stock                   of
                              Shares                         Outstanding
                              Beneficially                   Common Stock
 Person or Entity             Owned                          Shares
 -----------------------------------------------------------------------
 Gerald S. Gidwitz 1/         34,267                            *
 Ronald J. Gidwitz 2/         84,357                            *
 James G. Gidwitz 3/            1000                            *
 Allocation Fund 4/           25,400                            *
 Trust under will of Emily    20,532                            *
 K. Gidwitz (for benefit
 of Alan K. Gidwitz) 5/
 Trust under will of Emily       579                            *
 K. Gidwitz (for benefit
 of Children of Alan K.
 Gidwitz) 5/
 ----------------------------------------------------------------------


 Trust under will of Emily    13,100                         *
 K. Gidwitz (for benefit
 of Descendants of Betsy
 R. Gidwitz) 5/
 --------------------------------------------------------------------

* Less Than 1.0%

FOOTNOTES

1/   The number and percentage of Common Stock Shares shown in the table as beneficially owned by Gerald S. Gidwitz include (a) the 56 Common Stock Shares held directly by Gerald S. Gidwitz and (b) the 34,211 Common Stock Shares held by the Trusts established under the will of Emily K. Gidwitz.


2/   The number and percentage of Common Stock Shares shown in the table as beneficially owned by Ronald J. Gidwitz include (a) the 25,607 Common Stock Shares held directly by Ronald J. Gidwitz, (b) the 25,400 Common Stock Shares held by the Allocation Fund and (c) the 33,350 Common Stock Options held directly by Ronald J. Gidwitz (Note: this number does not include the 169,178 Common Stock Options held directly by Ronald J. Gidwitz which are not presently exercisable).


3/   The number and percentage of Common Stock Shares shown in the table as beneficially owned by James G. Gidwitz includes the 1000 Common Stock Shares held directly by James G. Gidwitz.


4/   The Allocation Fund is controlled by Ronald J. Gidwitz, James G. Gidwitz,
Ralph W. Gidwitz and Alan K. Gidwitz. The Allocation Fund holds 25,400 Common Stock Shares.

5/   The trusts established under the will of Emily K. Gidwitz were established for the benefit of her children and grandchildren. These trusts collectively hold 34,211 Common Stock Shares.

     The trustees of these trusts are Gerald S. Gidwitz, Alan K. Gidwitz, Dr. Betsy R. Gidwitz and Ralph W. Gidwitz. These trustees share the voting and investment power over the 34,211 Common Stock Shares held by these trusts.

                                                                      SCHEDULE C


                           GIDWITZ FAMILY PARTNERSHIP

                     BENEFICIAL OWNERSHIP OF CLASS B SHARES

     In the following table, each reference to the percentage of Class B Shares beneficially owned by a person or entity is calculated using (i) the Class B Shares outstanding on February 5, 1996 and (ii) the number of Class B Shares beneficially owned by such person or entity for purposes of this Schedule as of February 5, 1996.


Name of Partner                                                  Number of Class B Shares
---------------                                                  ------------------------
Gerald S. Gidwitz                                                         200
GG Trust                                                               91,459
Jane B. Gidwitz Revoc. Trust                                              500
Ronald J. Gidwitz                                                     221,921
Pamela C. Gidwitz                                                       4,168
Alexander JP Gidwitz Trust                                             12,520
Scott K. Gidwitz Trust                                                 12,520
Ronald J. Gidwitz Family Trust                                         26,120
Ronald J. Gidwitz Retained Annuity Trust                               65,000
James G. Gidwitz                                                      260,132
Mary K. Gidwitz                                                         1,500
Jamee B. Gidwitz Trust                                                  8,693
Brant K. Gidwitz Trust                                                  8,693
Clare D. Gidwitz Trust                                                  8,693
Lydia S. Gidwitz Trust                                                  8,693
James G. Gidwitz Family Trust                                          27,752
Nancy Gidwitz                                                         305,028
Peter E. Gidwitz                                                      183,110
JBG Trust                                                               7,997
MWG Trust                                                               7,997
LKG Trust                                                               7,997
Peter E. Gidwitz Children's Trust                                       1,224
Peter E. Gidwitz Retained Annuity Trust                                65,000
Thomas R. Gidwitz                                                         200
TRG Irrev. Trust                                                      306,812
Estate of Joseph L. Gidwitz                                               200
JLG Trust                                                              85,776
Ralph W. Gidwitz                                                        3,852
Teri L. Gidwitz                                                        69,804
Linda B. Karamitis                                                     69,264
Betsy R. Gidwitz                                                          200
BRG Irrev. Trust                                                      151,172
Credesco, Inc.                                                         60,000
                                                                  -----------
Total                                                               2,084,197
                                                                  ===========

                                                                      SCHEDULE D


                                HCI PARTNERSHIP

                     BENEFICIAL OWNERSHIP OF CLASS B SHARES

     In the following table, each reference to the percentage of Class B Shares beneficially owned by a person or entity is calculated using (i) the Class B Shares outstanding on February 5, 1996 and (ii) the number of Class B Shares beneficially owned by such person or entity for purposes of this Schedule as of February 5, 1996.



Name of Partner                                   Number of Class B Shares
---------------                                   ------------------------
Gerald S. Gidwitz                                           200
Ronald J. Gidwitz                                        69,692
James G. Gidwitz                                         13,985
Bellevue V Trust                                          1,098
Bellevue VI Trust                                         1,098
Bellevue VII Trust                                        1,098
Bellevue VIII Trust                                       1,098
Jamee B. Gidwitz Trust                                    1,330
Brant K. Gidwitz Trust                                    1,330
Clare D. Gidwitz Trust                                    1,330
Lydia S. Gidwitz Trust                                    1,330
Nancy Gidwitz                                            12,896
Peter E. Gidwitz                                            200
Thomas R. Gidwitz                                           200
TRG Irrev. Trust                                         12,696
Estate of Joseph L. Gidwitz                                 200
JLG Trust                                                70,250
AKG Family Trust                                         64,332
AKG Collateral Trust                                     80,239
ARB Associates                                              631
Ralph W. Gidwitz                                            200
RWG Collateral Trust                                     29,036
Betsy R. Gidwitz                                             10
BRG Irrev. Trust                                        205,430
                                                    -----------
Total                                                   569,909
                                                    ===========